

November 4, 2010

Lawrence (Yau Lung) Ho
Co-Chairman and Chief Executive Officer
MCE Finance Limited
Walker House
87 Mary Street
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re:** **MCE Finance Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 21, 2010**
> **File No. 333-168823**

Dear Mr. Ho:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated September 10, 2010. It is not clear from the materials provided which statements in your disclosure the documents are intended to support. Please provide documentation that clearly indicates which statement in your disclosure each supporting document is intended support. If multiple supporting documents are intended to support one statement, please clarify.

Management's Discussion and Analysis …, page 56

Liquidity and Capital Resources, page 70

2.   We note your response to comment 12 of our letter dated September 10, 2010. In response to our comment, you revised your disclosure to state that you intend to meet your liquidity needs using cash flow from operations, existing cash balances, availability under your City of Dreams Project Facility, remaining proceeds from your follow-on public offerings and additional financings. We further note your disclosure on page 84 that your earnings were insufficient to cover fixed charges and your disclosure on page 86 that you have significant debt coming due in the next one to three years. Please revise to discuss in more detail how you are planning to meet your liquidity needs in the next 12 months.

Interest Rate Risk, page 87

3.   Please revise your disclosure in paragraph 2 to clarify the first sentence. We note your statement that "all of your borrowings are at floating rates as of December 31, 2009." You also state that "31% of your long-term debt was based on fixed rates" as of June 30, 2010. Please revise your disclosure to clarify or advise.

Management, page 93

4.   Please provide disclosure regarding Ms. Palmer's experience from January 2005 through April 2007.

5.   Please provide disclosure regarding Ms. Cheung's experience and Ms. Takahashi's experience from 2005 through 2006.

Exhibit 5.2

6.   We note your response to comment 22 of our letter dated September 10, 2010. Please have counsel revise the opinion to clarify that the opinion may be relied upon by note holders and secondary purchasers.

7.   We note your response to comment 23 of our letter dated September 10, 2010. We reissue our comment. We note assumption 3 on page 6. Please revise to narrow the assumption and clarify that counsel is not assuming any of the material facts underlying the opinion.

8.   We note your response to comment 24 of our letter dated September 10, 2010. We reissue our comment in part. We note assumptions 10 and 15 on page 7 of the opinion. These assumptions assume facts that should be known or are readily ascertainable.

Please have counsel provide a revised opinion that does not include these assumptions. Alternatively, please explain and more specifically support such assumptions.

9.   We note your response to comment 25 of our letter dated September 10, 2010. We reissue our comment. We refer to assumptions 2 and 9 on page 6 and assumption 13 on page 7 of the opinion. These assumptions are not appropriate as, currently drafted, they relate to the authority of the respective company or its officers. Please have counsel provide a revised opinion that limits the applicability of these assumptions. To the extent that counsel is not qualified to opine on matters related to non-Cayman Island entities, please revise to narrow the assumptions accordingly.

Exhibit 5.3

10.   We note your response to comment 26 of our letter dated September 10, 2010. In response to our comment, counsel revised paragraph 3(f) and 4(c) of the opinion. Please have counsel provide a revised opinion that omits assumptions regarding the governing law, the Registration Rights Agreement, the Guarantee and the Exchange Notes and the laws of the Cayman Islands. These assumptions are not appropriate as these items form the basis for whether the guarantees and the notes are binding obligations. Please clearly state that the guarantees and the notes are binding obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon at (202)551-3472 or Cicely LaMothe, Accounting Branch Chief at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas M. Britt III, Esq. (*via facsimile*)